Exhibit 99.1

Freeline Reports Second Quarter 2023 Financial Results and Business Highlights

Completed dosing in first cohort of Phase 1/2 GALILEO-1 trial of FLT201 in Gaucher disease; expect to report initial clinical data in third quarter of 2023

Extending impact of its novel GCase variant with research program for GBA1-linked Parkinson’s disease

Management to host conference call at 8:00 a.m. ET today

LONDON, August 15, 2023 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) today reported financial results for the second quarter of 2023 and provided a business update.

“FLT201 is a potential first- and best-in-class gene therapy for Gaucher disease Type 1, the most common type of the disease,” said Michael Parini, Chief Executive Officer of Freeline. “Advancing the program is our top strategic priority, and we are extremely pleased with our recent progress and the momentum in the trial. The completion of dosing in the first cohort of our GALILEO-1 trial of FLT201 represents a significant milestone for the program, for Freeline and for the Gaucher community. We believe FLT201 has the opportunity to dramatically reduce the disease and treatment burden for people with Gaucher disease. We look forward to reporting initial clinical data in the third quarter of this year.”

“In the second quarter, we also unveiled our lead research program in GBA1-linked Parkinson’s disease, which leverages the same longer-acting GCase variant as FLT201,” Parini continued. “As in Gaucher disease, GBA1 mutations lead to a deficiency of the GCase enzyme and an accumulation of pathological substrates. Approximately 200,000 people with Parkinson’s disease in the US, UK and four major European markets have GBA1 mutations, making it the most common genetic risk factor for the disease. Our GBA1-linked Parkinson’s disease program is a natural extension of our work in Gaucher and an opportunity to extend the therapeutic potential of our longer-acting GCase variant into a genetically defined patient population with a serious unmet need.”

Anticipated Clinical Data for FLT201

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Initial clinical data, with a focus on assessments of safety and enzyme activity, from the first cohort of the GALILEO-1 Phase 1/2 trial of FLT201 is expected in the third quarter of 2023. GALILEO-1 is a first-in-human, international, multicenter Phase 1/2 dose-finding study assessing the safety, tolerability, and efficacy of a single intravenous dose of FLT201, the company’s adeno-associated virus (AAV) gene therapy candidate for Gaucher disease Type 1.

Recent Corporate Highlights

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Today, Freeline announced the dosing of the second patient in its GALILEO-1 trial of FLT201, marking the completion of dosing in the first cohort.
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In June, the company announced the dosing of the first patient in its GALILEO-1 trial.

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Also in June, Freeline unveiled its research program in GBA1-linked Parkinson’s disease. The program builds on its work in Gaucher disease, leveraging the same rationally engineered longer-acting GCase variant as used in FLT201 to develop a gene therapy candidate for a subset of Parkinson’s disease patients with mutations in the GBA1 gene. In preclinical studies, Freeline’s GCase variant has demonstrated at least 20-fold greater activity levels compared to wildtype enzyme in various cell lines, including brain epithelial and neuroblastoma cells.

Q2 2023 Financial Results

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Cash Position: As of June 30, 2023, unrestricted cash and cash equivalents were $38.8 million, compared to $55.4 million as of March 31, 2023. Freeline expects its current level of cash and cash equivalents will enable the company to fund its planned operations into the second quarter of 2024.

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Research and Development (R&D) Expenses: R&D expenses were $19.7 million for the six months ended June 30, 2023, as compared to $38.8 million for the same period in 2022. The $19.1 million decrease was primarily attributable to a decrease in expenditures related to the company’s deprioritized FLT180a and FLT190 programs, including CMC costs and capacity fees, and reduced headcount-related costs, including share-based compensation expense.

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General and Administrative (G&A) Expenses: G&A expenses for the six months ended June 30, 2023, were $17.6 million, as compared to $16.3 million for the same period in 2022. The increase of $1.3 million was driven by $2.2 million in costs associated with the sale of Freeline Therapeutics GmbH and $2.0 million associated with the ADS depositary fees in connection with the ADS ratio change. These increases were offset by reduced G&A headcount-related costs, including share-based compensation expense.

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Gain on Settlement Agreement: The company recorded a gain of $2.2 million due to the mutual release and settlement agreement with Brammer Bio MA, LLC announced in May, which included the release of approximately $4.5 million of discharged net liabilities offset by a settlement payment of $2.3 million.

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Net Loss: Net loss was $14.8 million, or $0.23 per ordinary share, for the six months ended June 30, 2023, as compared to a net loss of $51.1 million, or $0.95 per ordinary share, in the same period in 2022.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company focused on developing transformative gene therapies for chronic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector and capsid (AAVS3), along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into a patient’s bloodstream. The company is currently advancing FLT201, a highly differentiated gene therapy candidate that delivers a novel transgene, in a Phase 1/2 clinical trial in people with Gaucher disease type 1. Freeline has additional programs in research, including one focused on GBA1-linked Parkinson’s disease that leverages the same novel transgene as FLT201. Freeline is headquartered in the UK and has operations in the United States. For more information, visit www.freeline.life or connect with Freeline on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline Therapeutics Holdings plc (the “Company”) regarding future events or results, in contrast with statements that reflect historical facts. Examples include, among other topics, statements regarding the potential of FLT201 to be a first- and best-in-class gene therapy for Gaucher disease; the opportunity to extend the therapeutic potential of the Company’s longer-acting GCase variant into a genetically defined patient population with a serious unmet need; the Company’s expectations regarding its use of cash and cash runway; and the timing of data readouts from the Company’s GALILEO-1 Phase 1/2 clinical trial. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline in light of management’s substantial doubt regarding the Company’s ability to continue as a going concern for at least 12 months from the issuance date of this press release; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience, which could result in delays in the development of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Unaudited Condensed Consolidated Statements of Operations

(in thousands of U.S. dollars, except per share data)

	For the Six Months Ended June 30,
	2023	2022
License revenue	$617	$—
OPERATING EXPENSES:
Research and development	19,720	38,785
General and administrative	17,581	16,278
Gain on legal settlement	(2,227)	—
Restructuring expense	1,276	—
Total operating expenses	36,350	55,063
LOSS FROM OPERATIONS:	(35,733)	(55,063)
OTHER INCOME (EXPENSE) NET:
Gain on sale of Freeline Therapeutics GmbH	20,279	—
Other (expense) income, net	73	2,973
Interest income, net	240	335
Benefit from R&D tax credit	464	721
Total other income, net	21,056	4,029
Net loss before income taxes	(14,677)	(51,034)
Income tax expense	(168)	(46)
Net loss	$(14,845)	$(51,080)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.23)	$(0.95)
Weighted average ordinary shares outstanding—basic and diluted	65,140,334	53,587,167

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. Dollars)

	June 30,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$38,797	$47,279
License receivable	631	—
Prepaid expenses and other current assets	6,385	6,235
Assets held for sale	—	14,113
Total current assets	45,813	67,627
NON-CURRENT ASSETS:
Property and equipment, net	9,284	9,007
Operating lease right of use assets	4,792	6,014
Other non-current assets	2,764	3,993
Total assets	$62,653	$86,641
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,875	$10,058
Accrued expenses and other current liabilities	8,963	7,908
Operating lease liabilities, current	2,842	2,663
Liabilities related to assets held for sale	—	10,337
Total current liabilities	18,680	30,966
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	1,957	3,261
Total liabilities	20,637	34,227
SHAREHOLDERS’ EQUITY:
Deferred shares	137	137
Additional paid-in capital	502,861	500,781
Accumulated other comprehensive (loss) gain	(784)	(3,151)
Accumulated deficit	(460,198)	(445,353)
Total shareholders’ equity	42,016	52,414
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$62,653	$ 86,641

Media and Investor Contact:
Naomi Aoki

naomi.aoki@freeline.life
Senior Vice President, Head of Investor Relations & Communications
+ 1 617 283 4298